Exhibit 21

Trinity3 Corporation
List of Subsidiaries

Name	Jurisdiction of Organization
Trinity3 Acceptance Corporation	California
Skyline Orthopedics, Inc.	California
Caiban Holdings, Inc.	Delaware
Core Management Systems, Inc.*	California

* Core Management Systems, Inc., is a wholly-owned subsidiary of Skyline Orthopedics, Inc.